Filed Pursuant to SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED AUGUST 13, 2008 TO PROSPECTUS DATED MAY 19, 2008

JULY 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	July 2008	Year to Date	07/31/08	07/31/08

Series A	-9.65%	18.28%	$39,031,984	$1,758.12
Series B	-15.00%	24.21%	$50,723,955	$2,204.38

*	All performance is reported net of fees and expenses

Fund results for July 2008:

Equities endured heavy selling throughout the first half of July as write-offs continued to plague financials, causing increasing unease over growth prospects into 2009. In response, the Federal Reserve, Congress, and the Treasury enacted emergency measures to stabilize the financial system. Congress passed a bill designed to stem the tide of home foreclosures, while the Treasury pledged to guarantee the debt of Fannie Mae and Freddy Mac. The United Kingdom’s FTSE Index finished with a loss of 4.5% as retails sales and industrial production continued to slow. These conditions led the Fund’s short positions to an overall gain in the sector.

Soybean and corn futures gave back nearly all of June’s gains as concerns about excessive flooding in the central United States gave way to steady improvement in overall growing conditions. Soybeans fell 10.8% as nearly perfect weather led to a crop rating of 66% good to excellent condition. Corn plummeted from record highs near $8 to finish 19.7% lower as mild temperatures during the critical reproductive phase of development led to a 62% good to excellent rating. Wheat futures continued their descent from February highs, falling 8.2% as U.S. winter wheat harvest progressed and U.S. spring wheat production estimates improved to 8% above last year. The Fund’s long positions in this market sector resulted in a substantial loss.

Energy prices fell sharply in July due to a reduction in geopolitical hostilities and further evidence of aggregate reductions in global demand. Early month Iranian missile tests sent crude to record highs well into the upper $140’s. However, high level U.S.-Iranian diplomatic talks in Geneva soothed tensions somewhat, leaving the market to shift its focus to demand destruction. Crude oil and gas futures fell over 10% as U.S. motorists traveled less for the 7th consecutive month in May and down 3.7% from one year earlier. Natural gas plummeted over 30% as bearish weather and minimal disruption from Hurricane Dolly led to inventory gains. Long positions in this market sector resulted in a significant losses.

Gold rallied during the first half of July, reaching its highest level since March 19th at 999.40. The combination of Iranian missile tests and growing U.S. financial market stability led to gold buying as the U.S. dollar moved to a record low against the euro by mid-month. However, gold sold off from there to finish 1.5% lower as the U.S. government pledged to support its lending entities, which led to a U.S. equity and U.S. dollar rally. Platinum, which is used heavily in automobile manufacturing, fell over 15%, trading to its lowest level since January as U.S. auto sales fell to the lowest annual rate since 1993. and South African mine production showed signs of stabilizing. The Fund’s long positions produced an overall loss in the metals sector.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a significant influence on this month’s overall negative performance.

For the month of July 2008, Series A lost 9.65%, while Series B lost 15.00%, net of all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
JULY 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended July 31, 2008)

STATEMENT OF INCOME

July 2008

Investment income, interest	$65,606

Expenses
Management fee	60,528
Ongoing offering expenses	32,717
Operating expenses	4,907
Selling Commissions	130,870
Other expenses	3,019
Incentive fee	—
Brokerage commissions	50,284

Total expenses	282,325

Net investment gain (loss)	(216,719)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(968,510)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,984,647)

Net gain(loss) on investments	(3,953,157)

Net increase (decrease) in net assets from operations	$(4,169,876)

STATEMENT OF CHANGES IN NET ASSET VALUE

July 2008

Net assets, beginning of period	$42,929,308

Net increase (decrease) in net assets from operations	(4,169,876)
Capital share transactions
Issuance of shares	913,258
Redemption of shares	(640,706)

Net increase(decrease) in net assets from capital share transactions	272,552
Net increase(decrease) in net assets	(3,897,324)

Net assets, end of period	$39,031,984

NAV Per Unit, end of period	$1,758.12

QUADRIGA SUPERFUND, L.P. — SERIES B
JULY 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended July 31, 2008)

STATEMENT OF INCOME

July 2008

Investment income, interest	$83,921

Expenses
Management fee	78,658
Ongoing offering expenses	42,518
Operating expenses	6,378
Selling Commissions	170,072
Other expenses	4,078
Incentive fee	—
Brokerage commissions	110,647

Total expenses	412,351

Net investment gain(loss)	(328,430)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(2,124,546)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(6,496,744)

Net gain(loss) on investments	(8,621,290)

Net increase (decrease) in net assets from operations	$(8,949,720)

STATEMENT OF CHANGE IN NET ASSET VALUE

July 2008

Net assets, beginning of period	$58,232,011

Net increase (decrease) in net assets from operations	(8,949,720)
Capital share transactions
Issuance of shares	1,886,288
Redemption of shares	(444,622)

Net increase (decrease) in net assets from capital share transactions	1,441,666
Net increase(decrease) in net assets	(7,508,054)

Net assets, end of period	$50,723,957

NAV Per Unit, end of period	$2,204.38

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.